UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STARWOOD HOTEL & RESORTS WORLDWIDE, INC.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

85590A401
--------------------------------------------------------------------------------
(CUSIP Number)

Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 85590A401	Schedule 13D/A	Page 2 of 7
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-SSE I, L.P.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Cayman Islands
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 9,250,000
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 9,250,000
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
9,250,000
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

4.9% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)

PN
_____________________________________________________________________________

(1) Calculated based on 189,496,668 shares of Common Stock, par value $0.01, outstanding on April 30, 2010, based on the information provided by the Issuer in its Form 10-Q for the period ended March 31, 2010, filed May 7, 2010.

CUSIP No. 85590A401	Schedule 13D/A	Page 3 of 7
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-SSE I Corp.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Cayman Islands
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 9,250,000
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 9,250,000
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
9,250,000
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

4.9% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)

CO
_____________________________________________________________________________

(1) Calculated based on 189,496,668 shares of Common Stock, par value $0.01, outstanding on April 30, 2010, based on the information provided by the Issuer in its Form 10-Q for the period ended March 31, 2010, filed May 7, 2010.

CUSIP No. 85590A401	Schedule 13D/A	Page 4 of 7
_____________________________________________________________________________
1.           Name of Reporting Persons.

SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 9,250,000
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 9,250,000
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
9,250,000
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

4.9% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Calculated based on 189,496,668 shares of Common Stock, par value $0.01, outstanding on April 30, 2010, based on the information provided by the Issuer in its Form 10-Q for the period ended March 31, 2010, filed May 7, 2010.

CUSIP No. 85590A401	Schedule 13D/A	Page 5 of 7
_____________________________________________________________________________
1.           Name of Reporting Persons.

Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 9,250,000
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 9,250,000
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
9,250,000
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

4.9% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Calculated based on 189,496,668 shares of Common Stock, par value $0.01, outstanding on April 30, 2010, based on the information provided by the Issuer in its Form 10-Q for the period ended March 31, 2010, filed May 7, 2010.

CUSIP No. 85590A401	Schedule 13D/A	Page 6 of 7

ITEM 1.                      Security of the Issuer.

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation.

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph before the existing paragraph:

(a) On June 15, 2010, SSE made a distribution of 5,500,000 shares of Common Stock to certain of its limited partners, for no consideration (the “June 2010 Distribution”).  After giving effect to the June 2010 Distribution, SSE holds 9,250,000 shares of Common Stock.

ITEM 5.                      Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 189,496,668 shares of Common Stock outstanding on April 30, 2010, based on the information provided by the Issuer in its Form 10-Q for the period ended March 31, 2010, filed May 7, 2010.

Based upon the foregoing, and after giving effect to the June 2010 Distribution, the 9,250,000 shares of Common Stock held by SSE represent approximately 4.9% of the issued and outstanding Common Stock.  General Partner, SZI and Chai Trust share voting and dispositive power with respect to the 9,250,000 shares of Common Stock held by SSE.

Item 5(e) is hereby amended and restated in its entirety as follows:

On June 15, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No. 85590A401	Schedule 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 15, 2010

EGI-SSE I, L.P.
By: EGI-SSE I Corp., its General Partner

EGI-SSE I CORP.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Director

SZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)